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8-48081

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-042402~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16420 Appleton Avenue
(No. and Street)

Menomonee Falls (City) WI (State) 53051 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Gerard (262) 250-6458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) Illinois (State) 60069 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public 2/25/10


SHAWNTA EATON-LESCHIG
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Gerard Asset Management, Ltd.,
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd., (a Wisconsin corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd., at December 31, 2009 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 13 through 16, inclusive, is presented for purposes of additional
and is not a required pl statements, but is sup required
17a-5 under the Secur34. Such information he auditing
ires applied in the aual statements and, in oted in all
l respects in relation tom s a whole.

e & Associa

y 24, 2010
shire, Illinois

GERARD ASSET MANAGEMENT, LTD.
(A Wisconsin Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash	$	28,576
Commissions and fees receivable		2,102
Property and equipment, net of accumulated depreciation		9,581
Other assets		2,160
Total assets	$	42,419
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	4,597
Total liabilities		4,597
Stockholder's Equity		
Common stock, $.01 par value (1,000 shares authorized, 500 shares issued and outstanding)		5
Additional paid-in capital		37,817
Retained earnings		-
Total stockholder's equity		37,822
Total liabilities and stockholder's equity	$	42,419

The accompanying notes are an integral part of these financial statements.

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue		
Commissions and fees	$	172,122
Advisory services fees		114,177
Other income		226
Total revenue		286,525
Expenses		
Commission expense		16,896
Compensation and related benefits -		
Officer		120,654
Employees		15,912
Professional fees		7,448
Occupancy and equipment		31,576
Regulatory fees and expenses		13,145
Promotional costs		5,580
Other expenses		60,901
Total expenses		272,112
Net income	$	14,413

The accompanying notes are an integral part of these financial statements.

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of year	$ 5	$ 41,040	$ 868	$ 41,913
Stockholder contributions	-	20,000	-	20,000
Stockholder distributions	-	(23,223)	(15,281)	(38,504)
Net income	-	-	14,413	14,413
Balance end of year	$ 5	$ 37,817	$ -	$ 37,822

The accompanying notes are an integral part of these financial statements.

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating Activities	
Net income	$ 14,413
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	6,388
Changes in operating assets and liabilities:	
(Increase) in commissions and fees receivable	(2,102)
Decrease in other assets	1,110
(Decrease) in accounts payable and accrued expenses	(7,341)
Net cash provided by operating activities	12,468
Financing Activities	
Stockholder contributions	20,000
Stockholder distributions	(38,504)
Net cash (used in) financing activities	(18,504)
Net (decrease) in cash	(6,036)
Cash at the beginning of the year	34,612
Cash at the end of the year	$ 28,576

The accompanying notes are an integral part of these financial statements.

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

ORGANIZATION AND NATURE OF BUSINESS

Gerard Asset Management, Ltd., (the "Company"), a Wisconsin corporation, was organized on March 17, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. All commission revenues are earned from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The Company also provides retirement plan advisory services to customers for a fee.

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS

On July 1, 2009, the Financial Accounting Standards Board ("FASB") officially released the Accounting Standards Codification (the "Codification" or "ASC"). Pursuant to FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles is effective for interim and annual periods ending after September 15, 2009. The Company adopted FASB 168 for the year ended December 31, 2009.

The Codification does not change accounting principles generally accepted in the United States of America ("GAAP") but it is a major restructuring of how accounting and reporting standards that constitute how GAAP are organized. That is, the Codification will be the single source of authoritative non-governmental GAAP. The organizational changes are expected to make GAAP easier to research by simplifying user access to all authoritative guidance. As a result, content will reside in new locations within the Codification which means referencing to specific guidance will change.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds which carry the customer accounts as well as fees for retirement plan services. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected IRC Subchapter S status and is treated as an s corporation for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because the stockholder is individually responsible for reporting the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholder the Company's income and expense items.

Management has continued to evaluate the application of ASC 740-10-25, Income Taxes-Overall-Recognition (formerly FIN No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740-10-25. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The Company files federal and state tax returns. The 2006 through 2009 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a double-declining basis over the estimated useful life.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full. Therefore, no allowance for doubtful accounts is provided at December 31, 2009.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had a net capital requirement of $5,000 and a net capital of $26,081 or $21,081 in excess of the minimum net capital requirements.

GERARD ASSET MANAGEMENT, LTD.
(A Wisconsin Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the double declining balance methods over the estimated useful life of the related asset. Useful lives of property and equipment are as follows:

Vehicle	5 years
Office furniture and fixtures	7 years
Office equipment	5 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The details of the cost of property and equipment and accumulated depreciation are as follows:

Vehicle	$ 46,879
Office furniture and fixtures	536
Office equipment	7,396
Total property and equipment	54,811
Accumulated depreciation	(45,230)
Net property and equipment	$ 9,581

Depreciation expense was $6,388 for the year ended December 31, 2009.

RELATED PARTY TRANSACTIONS

The Company leases office facilities on a month-to-month basis from its sole stockholder. Occupancy and equipment expense includes rent for $24,000 paid to the sole stockholder. There were no amounts due to the sole stockholder at December 31, 2009.

RETIREMENT PLAN

The Company has established a non-contributory profit sharing plan and a 401(k) plan for the benefit of eligible employees. Contributions for the plan are determined by the Board of Directors for the profit sharing plan and are discretionary and based on the salary of the eligible participants. The 401(k) portion of the plan includes both employee contributions and an employer matching provision in accordance with the terms of the plan. Compensation and related benefits – Employees include retirement plan expense of $469. There was a balance payable of $469 as of December 31, 2009.

SUBSEQUENT EVENTS

In 2009, the Company adopted ASC 855 "Subsequent Events", or ASC 855 (formerly known as FAS 165, "Subsequent Events"). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued or available to be issued. Management evaluated subsequent events through February 24, 2010, the date the financial statements were issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2009

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 36,372	1,450	$ 37,822
Less: Total non-allowable assets from Statement of Financial Condition	11,741	-	11,741
Net capital before haircuts on securities positions	24,631	1,450	26,081
Less: Haircut on other securities	-	-	-
Net capital	$ 24,631	$ 1,450	$ 26,081
Non-allowable asset detail:			
Commissions and fees receivable	$ -	$ -	$ -
Property and equipment, net of accumulated depreciation	9,581	-	9,581
Other assets	2,160	-	2,160
Total non-allowable assets	$ 11,741	$ -	$ 11,741
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ 306	$ -	$ 306
Minimum dollar net capital requirement of reporting broker or dealer	5,000		5,000
Net capital requirement	5,000	-	5,000
Excess net capital	19,631	1,450	21,081
Excess net capital at 1000%	18,631	1,450	20,081
Computation of Aggregate Indebtedness (A.I.)			
Total A.I. liabilities from the statement of financial condition	$ 4,597	$ -	$ 4,597
Total aggregate indebtedness	4,597	-	4,597
Percentage of aggregate indebtedness to net capital	18.66%	-1.03%	17.63%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	18.66%	-1.03%	17.63%

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2009, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2009, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Stockholder of
Gerard Asset Management, Ltd.,

In planning and performing our audit of the financial statements of Gerard Asset Management, Ltd., ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd

February 24, 2010
Lincolnshire, Illinois

GERARD ASSET MANAGEMENT, LTD.

(A Wisconsin Corporation)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

DECEMBER 31, 2009

CONTENTS